UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

14 November 2019

Retirement of Carolyn Hewson as independent Non-executive Director

Carolyn Hewson retired as an independent Non-executive Director of BHP Group Limited and BHP Group Plc on 7 November 2019. This notification contains an Appendix 3Z – Final Director’s Interest Notice and an Appendix 3Y – Change of Director’s Interest Notice in relation to Carolyn Hewson.

ASX Listing Rules Appendix 3Z

Final Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Australian Corporations Act.

Name of director	Carolyn J Hewson

Date of last notice	8 March 2016

Date that director ceased to be director	7 November 2019

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

3,500 ordinary shares in BHP Group Limited

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

(1) Zanlyn Pty Ltd as trustee for the Zanadu Investment Trust in which Carolyn Hewson has a beneficial interest.	(1) 15,500 ordinary shares in BHP Group Limited.
(2) Held by C and J Somerville Pty Ltd, in which Carolyn Hewson has a one third beneficial interest, with her two siblings holding the remaining beneficial interests.	(2) 16,913 ordinary shares in BHP Group Limited.

Part 3 – Director’s interests in contracts

Detail of contract	Nil

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

No. and class of securities to which interest relates	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Carolyn Hewson (resigned as a Director of BHP Group Ltd and BHP Group Plc, effective 7 November 2019)

Date of last notice	8 March 2016

In relation to this Appendix 3Y, we advise the ASX of the following:

•

This Appendix 3Y relates to a change in Carolyn Hewson’s indirect interest: Carolyn Hewson was transferred a one third beneficial interest in 16,913 ordinary shares in BHP Group Limited held by C and J Somerville Pty Ltd, which was transferred on 18 September 2018 through the distribution of an estate. Her two siblings hold the remaining beneficial interests.

•

BHP is satisfied that it has the necessary reporting and notification policies in place to ensure compliance with its disclosure obligations under ASX Listing Rules 3.19A and 3.19B and Article 19 of the Market Abuse Regulation. Directors are aware of their obligations to notify the General Counsel & Company Secretary of any changes in BHP securities holdings.

•	BHP believes its current notification practices are adequate and that this Appendix 3Y lodgement is an isolated occurrence.

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)

Carolyn Hewson has an indirect interest in 32,413*

ordinary shares in BHP Group Limited as follows:

(1) 15,500 ordinary shares in BHP Group Limited held by Zanlyn Pty Ltd as trustee for the Zanadu Investment Trust in which Carolyn Hewson has a beneficial interest; and

(2) 16,913 ordinary shares in BHP Group Limited ordinary shares held by C and J Somerville Pty Ltd, in which Carolyn Hewson has a one third beneficial interest, with her two siblings holding the remaining beneficial interests.

* Note – total above reflects shares acquired through this transaction.

Date of change	18 September 2018

No. of securities held prior to change	15,500 (indirect) 3,500 (direct)

Class	Ordinary shares

Number acquired	16,913 ordinary shares in BHP Group Limited

Number disposed	-

Value/Consideration	Nil

No. of securities held after change	32,413 (indirect) 3,500 (direct)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Carolyn Hewson was transferred a one third beneficial interest in 16,913 ordinary shares in BHP Group Limited held by C and J Somerville Pty Ltd. Her two siblings hold the remaining beneficial interests.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP’s Securities and Dealing Policy a Director cannot deal in BHP Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 - Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: +61 3 9609 3730 Fax: +61 3 9611 1044

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

CAROLYN HEWSON: SECTION 430 (2B) COMPANIES ACT 2006 STATEMENT

BHP Group Limited and BHP Group Plc (collectively, “BHP”) confirm that Carolyn Hewson retired as a Non-executive Director of the Company on 7 November 2019. The following information is provided in accordance with section 430 (2B) of the UK Companies Act 2006:

BHP’s Remuneration Report for the financial year ending 30 June 2020 will include the remuneration earned by Ms Hewson during her appointment as a Non-executive Director of BHP for the financial year ending 30 June 2020. The reported remuneration will include BHP’s normal fees for an independent Non-executive Director and fees for membership on the Remuneration Committee and Nomination and Governance Committee payable for the period from 1 July 2019 to 7 November 2019. Ms Hewson has not received, and will not receive, any other remuneration or payments upon ceasing to be a Director of BHP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 14, 2019	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Company Secretary